Filed Pursuant to Rule 424(b)(2)
File No. 333-180728

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated April 25, 2014 PRICING SUPPLEMENT No. 427 dated May , 2014 (To Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012)

Wells Fargo & Company Medium-Term Notes, Series K
Floating Rate Notes Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

■	Quarterly interest payments

■

The per annum rate of interest payable on the notes will be reset quarterly and will be equal to the product of the 10-Year Constant Maturity Swap Rate and a multiplier equal to 0.635, but in no event will be less than 2.00% per annum, for any quarterly interest period

■	Term of approximately 7 years

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

■	No exchange listing; designed to be held to maturity

On the date of this preliminary pricing supplement, the estimated value of the notes is approximately $980.00 per note. While the estimated value of the notes on the pricing date may differ from the estimated value set forth above, we do not expect it to differ significantly absent a material change in market conditions or other relevant factors. In no event will the estimated value of the notes on the pricing date be less than $970.00 per note. The estimated value of the notes was determined for us by Wells Fargo Securities, LLC using its proprietary pricing models. It is not an indication of actual profit to us or to Wells Fargo Securities, LLC or any of our other affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the notes from you at any time after issuance. See “Investment Description” in this pricing supplement.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-8.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$5.00	$995.00
Total

(1)

The agent discount will not be more than $5.00 per note. Wells Fargo Securities, LLC, a wholly-owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal. See “Investment Description” in this pricing supplement for further information.

Wells Fargo Securities

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

Investment Description

The Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

The notes are designed for investors who seek floating interest rate payments linked to the 10-Year Constant Maturity Swap Rate (the “10-Year CMS Rate”) and who are willing to accept interest payments at a rate that will be less than the 10-Year CMS Rate (due to the multiplier of 0.635) in exchange for a minimum interest rate of 2.00% per annum. The 10-Year CMS Rate is, on any U.S. government securities business day, the fixed rate of interest payable on an interest rate swap with a 10-year maturity as reported by Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time, on that day. An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to 3 month LIBOR for that same maturity. The 10-Year CMS Rate is one of the market-accepted indicators of longer-term interest rates.

You should read this pricing supplement together with the prospectus supplement dated April 13, 2012 and prospectus dated April 13, 2012 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012 filed with the SEC on April 13, 2012:

http://www.sec.gov/Archives/edgar/data/72971/000119312512162780/d256650d424b2.htm

PRS-2

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

Investment Description (Continued)

The original offering price of each note of $1,000 includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date will be less than the original offering price. The costs included in the original offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type.

The costs related to selling, structuring, hedging and issuing the notes include (i) the agent discount, (ii) the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (iii) hedging and other costs relating to the offering of the notes.

Our funding considerations take into account the higher issuance, operational and ongoing management costs of market-linked debt such as the notes as compared to our conventional debt of the same maturity, as well as our liquidity needs and preferences. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed funding rate that is generally lower than the interest rates implied by secondary market prices for our debt obligations and/or by other traded instruments referencing our debt obligations, which we refer to as our “secondary market rates.” As discussed below, our secondary market rates are used in determining the estimated value of the notes.

If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher. The estimated value of the notes as of the pricing date will be set forth in the final pricing supplement.

Determining the estimated value

Our affiliate, Wells Fargo Securities, LLC (“WFS”), calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on its proprietary pricing models. Based on these pricing models and related market inputs and assumptions referred to in this section below, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).

The estimated value of the debt component is based on a reference interest rate, determined by WFS as of a recent date, that generally tracks our secondary market rates. Because WFS does not continuously calculate our reference interest rate, the reference interest rate used in the calculation of the estimated value of the debt component may be higher or lower than our secondary market rates at the time of that calculation.

WFS calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the derivative instruments that constitute the derivative component based on various inputs, including the “derivative component factors” identified in “Risk Factors—The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.” These inputs may be market-observable or may be based on assumptions made by WFS in its discretion.

The estimated value of the notes determined by WFS is subject to important limitations. See “Risk Factors—The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers” and “—One Of Our Affiliates Will Be The Calculation Agent And Has Calculated The Estimated Value Of The Notes And, As A Result, Potential Conflicts Of Interest Could Arise.”

Valuation of the notes after issuance

The estimated value of the notes is not an indication of the price, if any, at which WFS or any other person may be willing to buy the notes from you in the secondary market. The price, if any, at which WFS or any of its affiliates may purchase the notes in the secondary market will be based upon WFS’s proprietary pricing models and will fluctuate over the term of the notes due to changes in market conditions and other relevant factors. However, absent changes in these market conditions and other relevant factors, except as otherwise described in the following paragraph, any secondary market price will be lower than the estimated value on the pricing date because the secondary market price will be reduced by a bid-offer spread, which may vary depending on the aggregate principal

PRS-3

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

Investment Description (Continued)

amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding any related hedging transactions. Accordingly, unless market conditions and other relevant factors change significantly in your favor, any secondary market price for the notes is likely to be less than the original offering price.

If WFS or any of its affiliates purchases the notes from you at any time up to the issue date or during the 6-month period following the issue date, the secondary market price will be increased by an amount reflecting a portion of the costs associated with selling, structuring, hedging and issuing the notes that are included in the original offering price. Because this portion of the costs, which includes the projected profit that is expected to accrue over time but does not include the agent discount, is not fully deducted upon issuance, any secondary market price offered by WFS or any of its affiliates during this period will be higher than it would be if it were based solely on WFS’s proprietary pricing models less the bid-offer spread and hedging unwind costs described above. The amount of this increase in the secondary market price will decline steadily to zero over this 6-month period. We expect that this increase will also be reflected in the value indicated for the notes on any brokerage account statements.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although WFS and/or its affiliates may buy the notes from investors, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop.

PRS-4

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

Investor Considerations

We have designed the notes for investors who:

¡	seek current income at a floating rate of interest;

¡

seek an investment with a per annum interest rate that will be reset quarterly and will be equal to the product of the 10-Year CMS Rate and the multiplier of 0.635, subject to the minimum interest rate of 2.00% per annum, for any quarterly interest period;

¡	are willing to accept an interest rate on the notes that will be lower than the 10-Year CMS Rate due to the multiplier of 0.635 in exchange for a minimum interest rate of 2.00% per annum; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡

are unwilling to purchase notes with an estimated value as of the pricing date that is lower than the original offering price and that may be as low as the lower estimated value set forth on the cover page;

¡	are unwilling to accept the credit risk of Wells Fargo; or

¡	prefer the certainty of investments with fixed coupons and with comparable maturities issued by companies with comparable credit ratings.

PRS-5

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

Terms of the Notes

Pricing Date:	May 6, 2014.*
Issue Date:	May 9, 2014.* (T+3)
Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Stated Maturity Date:	May 9, 2021.* The notes are not subject to redemption by Wells Fargo or repayment at the option of any holder of the notes prior to the stated maturity date.
Payment at Maturity:	A holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.
Interest Payment Dates:

Each February 9, May 9, August 9 and November 9, commencing August 9, 2014 and ending at maturity.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include August 8, 2014. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during an interest period will be equal to (i) the 10-Year Constant Maturity Swap Rate on the determination date for such interest period multiplied by (ii) the multiplier, subject to the minimum interest rate.

The “determination date” for an interest period will be two U.S. government securities business days prior to the first day of such interest period.

“10-Year Constant Maturity Swap Rate,” or “10-Year CMS Rate,” means, for any determination date, the “USD-ISDA-Swap Rate,” which will be the rate for U.S. Dollar swaps with a designated maturity of 10 years, expressed as a percentage, that appears on the Reuters Screen ISDAFIX1 Page (or any successor page thereto) as of 11:00 a.m., New York City time, on such determination date.

If such rate does not appear on the Reuters Screen ISDAFIX1 Page (or any successor page thereto) at such time, the calculation agent shall determine the 10-Year CMS Rate for the relevant determination date on the basis of the mid-market semi-annual swap rate quotations provided by the reference banks at approximately 11:00 a.m., New York City time, on such determination date. The calculation agent will request the principal New York City office of each of the reference banks to provide a quotation of its rate, and

(i)     if at least three quotations are provided, the rate for that determination date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest); and

(ii)    if fewer than three quotations are provided, the calculation agent will determine the rate in its sole discretion.

*

To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-6

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

Terms of the Notes (Continued)

“U.S. government securities business day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

“Reference banks” means five leading swap dealers selected by the calculation agent in its sole discretion in the New York City interbank market.

“Mid-market semi-annual swap rate” means, on any determination date, the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 10-year maturity commencing on such determination date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S. Dollar LIBOR with a designated maturity of three months.

“Representative amount” means an amount that is representative for a single transaction in the relevant market at the relevant time as determined by the calculation agent in its sole discretion.

Calculation Agent:	Wells Fargo Securities, LLC.
Multiplier	0.635
Minimum Interest Rate:	2.00% per annum.
Material Tax Consequences:	For a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes see “United States Federal Tax Considerations” below.
No Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Agent:

Wells Fargo Securities, LLC. The agent expects to make a profit by selling, structuring and, where applicable, hedging the notes. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $5.00 per note. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000
CUSIP:	94986RTU5

PRS-7

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

Risk Factors

The notes have complex features and investing in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments And The Interest You Do Receive Will Be Less Than The 10-Year CMS Rate Due To The Multiplier, Subject To The Minimum Interest Rate.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be based on the level of the 10-Year CMS Rate, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time. In addition, the interest rate on the notes will be less than the level of the 10-Year CMS Rate for any quarterly interest period due to the effect of the multiplier of 0.635, subject to the minimum interest rate of 2.00% per annum. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Estimated Value Of The Notes On The Pricing Date, Based On WFS’s Proprietary Pricing Models, Will Be Less Than The Original Offering Price.

The original offering price of the notes includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date will be less than the original offering price. The costs included in the original offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type. The costs related to selling, structuring, hedging and issuing the notes include (i) the agent discount, (ii) the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (iii) hedging and other costs relating to the offering of the notes. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed funding rate that is generally lower than our secondary market rates. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers.

The estimated value of the notes was determined for us by WFS using its proprietary pricing models and related market inputs and assumptions referred to above under “Investment Description—Determining the estimated value.” Certain inputs to these models may be determined by WFS in its discretion. WFS’s views on these inputs may differ from other dealers’ views, and WFS’s estimated value of the notes may be higher, and perhaps materially higher, than the estimated value of the notes that would be determined by other dealers in the market. WFS’s models and its inputs and related assumptions may prove to be wrong and therefore not an accurate reflection of the value of the notes.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which WFS Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

Secondary market prices, if any, for the notes will be based on WFS’s proprietary pricing models and will fluctuate over the term of the notes as a result of changes in the market and other factors described in the next risk factor. Any secondary market price for the notes will also be reduced by a bid-offer spread, which may vary depending on the aggregate principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding any related hedging transactions. Unless the

PRS-8

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

Risk Factors (Continued)

factors described in the next risk factor change significantly in your favor, any secondary market price for the notes is likely to be less than the original offering price.

If WFS or any of its affiliates purchases the notes from you at any time up to the issue date or during the 6-month period following the issue date, the secondary market price will be increased by an amount reflecting a portion of the costs associated with selling, structuring, hedging and issuing the notes that are included in the original offering price. Because this portion of the costs, which includes the projected profit that is expected to accrue over time but does not include the agent discount, is not fully deducted upon issuance, any secondary market price offered by WFS or any of its affiliates during this period will be higher than it would be if it were based solely on WFS’s proprietary pricing models less the bid-offer spread and hedging unwind costs described above. The amount of this increase in the secondary market price will decline steadily to zero over this 6-month period. We expect that this increase will also be reflected in the value indicated for the notes on any brokerage account statements.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which we refer to as the “derivative component factors,” are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	The 10-Year CMS Rate. The value of the notes prior to maturity will be influenced by the level of forward rates for the 10-Year CMS Rate at that time.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates and in the yield curve in the U.S. markets.

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of the 10-Year CMS Rate. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of the 10-Year CMS Rate during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

•

Volatility of the 10-Year CMS Rate. Volatility is the term used to describe the size and frequency of fluctuations in the level of the 10-Year CMS Rate. The value of the notes may be affected if the volatility of the 10-Year CMS Rate changes.

In addition to the derivative component factors, the value of the notes will be affected by actual or anticipated changes in our creditworthiness, as reflected in our secondary market rates. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the 10-Year CMS Rate. Because several factors are expected to affect the value of the notes, changes in the 10-Year CMS Rate may not result in a comparable change in the value of the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

PRS-9

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

Risk Factors (Continued)

One Of Our Affiliates Will Be The Calculation Agent And Has Calculated The Estimated Value Of The Notes And, As A Result, Potential Conflicts Of Interest Could Arise.

WFS, which is our affiliate and the agent for the distribution of the notes, will be the calculation agent for purposes of determining the 10-Year CMS Rate in the event that the 10-Year CMS Rate is not determined by reference to the Reuters Screen ISDAFIX1 Page or reference bank quotations. Although the calculation agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the calculation agent and you. In addition, the estimated value of the notes set forth on the cover page of this pricing supplement was calculated for us by WFS.

PRS-10

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

Historical 10-Year CMS Rate Information

The following graph sets forth the 10-Year CMS Rate for each day in the period from January 1, 2004 to April 24, 2014. On April 24, 2014, the 10-Year CMS Rate was 2.801%. The historical 10-Year CMS Rates set forth below should not be taken as an indication of the 10-Year CMS Rate in the future.

PRS-11

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

United States Federal Tax Considerations

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

—	a financial institution;

—	a “regulated investment company”;

—	a “real estate investment trust”;

—	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

—	a dealer or trader in securities subject to a mark-to-market method of tax accounting with respect to the notes;

—	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;

—	a person subject to the alternative minimum tax;

—	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or

—	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. You should consult your tax adviser with regard to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Any consequences resulting from the Medicare tax on investment income are not discussed.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. Whether the notes should be treated as “variable rate debt instruments” or “contingent payment debt instruments,” however, will depend, among other things, upon the facts at the time of issuance of the notes. Based on market conditions as of the date hereof, we expect to treat the notes as variable rate debt instruments, in which case they will be taxed in the manner described in the discussions below.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means, for U.S. federal income tax purposes, a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

PRS-12

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

United States Federal Tax Considerations (Continued)

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Interest. Pursuant to rules governing the tax treatment of variable rate debt instruments, interest will be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the notes, you generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued interest, which will be taxed as described in the preceding section) and your tax basis in the notes that are sold, exchanged or retired. Your tax basis in the notes will equal the amount you paid to acquire them. This gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatment

If, based on market conditions as of the issue date, the notes are not treated as variable rate debt instruments, they will instead be treated as contingent payment debt instruments for U.S. federal income tax purposes, Under this treatment, U.S. taxable investors generally would be subject to annual income tax based on the “comparable yield” of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payments on the notes. The comparable yield means the greater of (i) the annual yield we would pay, as of the issue date, on a fixed-rate, nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the notes, and (ii) the applicable federal rate. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally would be treated as ordinary income. If the notes are treated as contingent payment debt instruments, the comparable yield and the projected payment schedule with respect to a note may be obtained by submitting a written request for this information to us at: Wells Fargo Securities, LLC, Investment Solutions Group, 375 Park Avenue, New York, NY 10152.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to you on a note, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your U.S. federal income tax liability, provided that the required information is furnished to the IRS. In addition, information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or retirement of the notes, unless you provide proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

—	an individual who is classified as a nonresident alien;

—	a foreign corporation; or

—	a foreign estate or trust.

The term “Non-U.S. Holder” does not include any of the following holders:

—

a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

PRS-13

Floating Rate Notes

Notes Linked to the 10-Year Constant Maturity Swap Rate due May 9, 2021

United States Federal Tax Considerations (Continued)

—	certain former citizens or residents of the United States; or

—	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.

Subject to the discussion below concerning backup withholding, you will not be subject to U.S. federal income or withholding tax in respect of amounts paid on the notes, provided that:

—	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

—	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

—	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

—	the certification requirement described below has been fulfilled with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note (or a financial institution holding a note on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in the notes. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note if received by the decedent at the time of death would have been subject to U.S. federal withholding tax (even if the Form W-8BEN certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the notes in their particular situations and the availability of benefits provided by an applicable estate tax treaty, if any.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments of interest on the notes and may be filed in connection with the payment of proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

PRS-14